Exhibit 99.1

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO SUCH SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

WARRANT TO PURCHASE ORDINARY SHARES

March 8, 2022

This Certifies That, for value received, Tadpole Investing Carnival Limited, a business company incorporated in the British Virgin Islands, with a principal office at the address set forth on the signature page hereto, or such person’s or entity’s assigns (the “Holder”), is entitled to subscribe for and purchase from Skillful Craftsman Education Technology Limited, an exempted company with limited liability incorporated in the Cayman Islands (the “Company”), the Exercise Shares at the Exercise Price (each subject to adjustment as provided herein).

1.                   Definitions. As used herein, the following terms shall have the following respective meanings:

(a)            “Aggregate Exercise Price” shall mean the aggregate Exercise Price payable in connection with all exercises of this Warrant.

(b)            “Change of Control” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which the stockholders of the Company transfer shares in excess of fifty percent (50%) of the Company’s then-outstanding combined voting power; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(c)            “Exercise Period” shall mean the period commencing on the date hereof and ending on January 3, 2025, unless sooner terminated as provided below.

(d)            “Exercise Price” shall be determined as follows, subject to adjustment pursuant to Section 5 below:

(i)	for any part of this Warrant that is exercised between the date hereof and January 3, 2023 (both days inclusive), $1.80 per Exercise Share;

(ii)	for any part of this Warrant that is exercised between January 4, 2023 and January 3, 2024 (both days inclusive), $2.50 per Exercise Share, and

(iii)	for any part of this Warrant that is exercised between January 4, 2024 and January 3, 2025 (both days inclusive), $3.00 per Exercise Share.

(e)           “Exercise Shares” shall mean the ordinary shares of the Company, par value $0.0002 per share, issuable upon exercise of this Warrant, subject to adjustment as set forth herein.

2.                   Limitation on Exercise. Notwithstanding anything to the contrary contained herein, this Warrant shall only be exercisable for an Aggregate Exercise Price of no more than $10,000,000. Without the Company’s prior written consent, the Holder may not exercise this Warrant for more than (i) $4,000,000 between the date hereof and January 3, 2023 (both days inclusive), (ii) $7,000,000 between the date hereof and January 3, 2024 (both days inclusive), and (iii) $10,000,000 between the date hereof and January 3, 2025 (both days inclusive).

3.                   Exercise of Warrant.

3.1               Exercise. Subject to Section 2, the rights represented by this Warrant may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth on the signature page hereto (or at such other address as it may designate by notice in writing to the Holder):

(a)                An executed Notice of Exercise in the form attached hereto as Exhibit A;

(b)                Payment of the Exercise Price either (i) in cash by check or wire transfer, or (ii) by cancellation of indebtedness; and

(c)                This Warrant.

3.2               Mechanics of Exercise. Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates, shall be issued and delivered to the Holder within a reasonable time after the rights represented by this Warrant shall have been so exercised. In the event that this Warrant is being exercised for less than all of the then-current number of Exercise Shares purchasable hereunder, the Company shall, concurrently with the issuance by the Company of the number of Exercise Shares for which this Warrant is then being exercised, issue a new Warrant exercisable for the remaining number of Exercise Shares purchasable hereunder. The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the register of members of the Company is closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the register of members is open.

4.                   Representations of Holder.

4.1               Acquisition of Warrant for Own Account. The Holder represents and warrants that it is acquiring this Warrant and the Exercise Shares solely for its account for investment and not with a view to or for sale or distribution of said Warrant or Exercise Shares or any part thereof. The Holder also represents that the entire legal and beneficial interests of this Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, its account only.

4.2               Securities Are Not Registered.

(a)                The Holder understands that this Warrant and the Exercise Shares have not been registered under the Securities Act of 1933, as amended (the “Act”) on the basis that no distribution or public offering of the stock of the Company is to be effected. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Holder has no such present intention.

(b)                The Holder recognizes that this Warrant and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available. The Holder recognizes that the Company has no obligation to register this Warrant or the Exercise Shares of the Company, or to comply with any exemption from such registration.

(c)                The Holder is aware that neither this Warrant nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations. Holder is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

4.3               Disposition of Warrant and Exercise Shares.

(a)                The Holder further agrees not to make any disposition of all or any part of this Warrant or Exercise Shares in any event unless and until:

(i)                 There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(ii)                The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, for the Holder to the effect that such disposition will not require registration of such Warrant or Exercise Shares under the Act or any applicable state securities laws.

(b)               The Holder further understands and agrees that to the extent required by applicable securities laws and regulations, it shall report its beneficial ownership in the Company on Schedule 13D or, if eligible, on Schedule 13G, in relation to each exercise of this Warrant and acquisition or disposition of all or any part of the Exercise Shares.

(c)                The Holder understands and agrees that all certificates evidencing the shares to be issued to the Holder may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT [OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED] OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

4.4               Investor Status. The Holder is, and on each date on which it exercises the Warrant, will be (i) an “accredited investor” as defined in Regulation D promulgated under the Act and (ii) not a “U.S. person” as defined in Regulation S promulgated under the Act.

5.                   Adjustment of Exercise Price and Number of Exercise Shares. In the event of changes in the series of equity securities of the Company comprising the Exercise Shares by reason of stock dividends, splits, recapitalizations, reclassifications, combinations or exchanges of such shares of equity securities, the number and class and/or series of Exercise Shares available under this Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of this Warrant, on exercise for the same Aggregate Exercise Price, the total number and class and/or series of shares as the Holder would have owned had this Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment. The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant.

6.                   Fractional Shares. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) to be issued upon exercise of this Warrant shall be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one Exercise Share by such fraction.

7.                   Early Termination. In the event of, at any time during the Exercise Period, a Change of Control, the Company shall provide to the Holder ten days advance written notice of such Change of Control, and this Warrant shall terminate unless exercised immediately prior to the closing of such Change of Control.

8.                   No Shareholder Rights. This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

9.                   Transfer of Warrant. This Warrant is not transferable, in whole or in part, by the Holder to any person without the prior written consent of the Company, and any attempted assignment without such consent shall be void. Notwithstanding the foregoing restrictions, the Holder may, after providing the Company with ten days’ prior written notice and all documents reasonably requested by the Company, transfer this Warrant, in whole or in part, to Penguins Investing Carnival Ltd., a business company incorporated in the British Virgin Islands. A change in control of the Holder, for example by merger, sale of stock or sale of assets, shall not be deemed to be an assignment under this Warrant. Subject to the foregoing restrictions, applicable laws and the restriction on transfer set forth on the first page of this Warrant, in connection with any transfer of this Warrant, the Holder shall deliver this Warrant and the form of assignment attached hereto as Exhibit B to the Company, and the transferee shall sign an investment representation letter in form and substance satisfactory to the Company.

10.               Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

11.               Cumulative Remedies.  The rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

12.               Equitable Relief.   Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

13.               Notices, etc. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic transmission or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to each of the Company and the Holder at the address listed on their respective signature pages hereto or at such other address as the Company or Holder may designate by ten days’ advance written notice to the other party.

14.               Successor and Assigns.   This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.

15.               No Third-Party Beneficiaries.   This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.

16.               Headings.   The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.

17.               Amendment and Modification; Waiver.   Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

18.               Severability.   If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

19.               Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

20.               Governing Law. This Warrant and all rights, obligations and liabilities hereunder shall be governed by and construed under the laws of New York without giving effect to conflicts of laws principles.

21.               Counterparts.   This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

In Witness Whereof, the parties have caused this Warrant to be executed as of the date first written above.

Skillful Craftsman Education Technology Limited

By:	/s/ Xiaofeng Gao
Name:	Xiaofeng Gao
Title:	Chairman & Co-CEO

Address:

No.311, Yanxin Road,
Huishan Economic Development District,
Wuxi, China

In Witness Whereof, the parties have caused this Warrant to be executed as of the date first written above.

Holder:

Tadpole investing carnival limited

By:	/s/ Yechen Gan
Name:	Yechen Gan
Title:	Director

Address: c/o Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands

Email:

Exhibit A

NOTICE OF EXERCISE

TO: Skillful Craftsman Education Technology Limited

(1)       ☐        The undersigned hereby elects to purchase ________ Ordinary Shares (the “Exercise Shares”) of Skillful Craftsman Education Technology Limited (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)       Please issue a certificate or certificates representing said Exercise Shares in the name of the undersigned or in such other name as is specified below:

________________________

(Name)

________________________

________________________

(Address)

(3)       The undersigned represents that (i) the aforesaid Exercise Shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned’s own interests; (iv) the undersigned understands that Exercise Shares issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended (the “Act”), by reason of a specific exemption from the registration provisions of the Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Act, they must be held indefinitely unless subsequently registered under the Act or an exemption from such registration is available; (v) the undersigned is aware that the aforesaid Exercise Shares may not be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144, that the conditions for use of the Rule may include the availability of current information to the public about the Company and the Company has not made such information available and has no present plans to do so; and (vi) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Exercise Shares unless and until there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or, if reasonably requested by the Company, the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required, subject to any exceptions set forth in the attached Warrant.

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(Date)	(Signature)

(Print name)

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Exhibit B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

For Value Received, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

E-Mail:
(Please Print)

Assignee’s

Signature:

Dated: __________, 20__

Holder’s

Name:

Holder’s

Signature:

Holder’s

Address:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of this Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant. The assignee of this Warrant agrees to be bound by all the terms and obligations of this Warrant as if assignee were the original Holder party thereto.

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